Filed pursuant to Rule 424(b)(3)

File No. 333-237941

Bow River Capital Evergreen Fund

Class I Shares	Class II Shares

October 13, 2022

Supplement to the Statement of Additional Information (“SAI”),

dated July 31, 2022

Effective immediately, the following disclosure is added to the section entitled “ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE FUND AND THE RELATED RISKS”, which begins on page 5:

Repurchase Agreements

Repurchase agreements involve the purchase of securities subject to the seller’s agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with securities dealers and banks that furnish collateral at least equal in value or market price to the amount of its repurchase obligation.

If the other party or “seller” defaults or becomes insolvent, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund’s cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund’s interest in the collateral is not enforceable.